Exhibit 23.1

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

As independent petroleum engineers, Forrest A. Garb & Associates, Inc. hereby consents to the inclusion in this Form 8-K of Red Mountain Resources, Inc. (“Form 8-K”), of our report dated April 26, 2013, “Estimated Proved Reserves and Future Net Revenue as of December 10, 2012 Attributable to Interests Owned by Bamco in Certain Properties Located in Texas,” to all references to our firm in the Form 8-K and to the incorporation by reference of said report in the Registration Statements of Red Mountain Resources, Inc. on Form S-3 (Nos. 333-186076 and 333-188361) and on Form S-8 (No. 333-186064).

/s/ Forrest A. Garb & Associates, Inc. Forrest A. Garb & Associates, Inc.
Texas Registered Engineering Firm F-629

/s/ W. D. Harris III W. D. Harris III
Chief Executive Officer

May 3, 2013